SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 17, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

4Q15 Earnings Release

Banco Macro Announces Results for the Fourth Quarter of 2015

Buenos Aires, Argentina, February 17, 2016 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2015 (“4Q15”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

• The Bank’s net income totaled Ps.2.0 billion in 4Q15. This result was 78% higher than the Ps.1.1 billion posted in the third quarter of 2015 (“3Q15”) and 242% higher than the Ps.575 million reported in the fourth quarter of 2014 (“4Q14”). In 4Q15, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 37.2% and 5.8%, respectively.

• In 4Q15, Banco Macro’s financing to the private sector grew 11% or Ps.6.1 billion quarter over quarter (“QoQ”) totaling Ps.62.9 billion. Among commercial loans, growth was driven by mortgage loans and documents (mainly productive investments loans with mortgage guarantee according to Communication “A” 5319, “A” 5380, “A” 5449, “A” 5516, “A” 5600, “A” 5681, “A” 5771 and it´s corresponding modifications of BCRA), grew 21% and 13% QoQ, respectively. Meanwhile within consumer loans, credit cards and personal loans rose 30% and 9% QoQ, respectively.

• In 4Q15, Banco Macro’s total deposits grew 10% QoQ, totaling Ps.76.5 billion and representing 86% of the Bank’s total liabilities. Private sector deposits grew 14% QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.6.9 billion (20.8% capitalization ratio). In addition, the Bank’s liquid assets remained at an adequate level, reaching 38.4% of its total deposits in 4Q15.

• In 4Q15, the Bank’s non-performing to total financing ratio was 1.52% and the coverage ratio reached 151.04%.

4Q15 Earnings Release Conference Call Thursday, February 18, 2016 Time: 11:00 a.m. Eastern Time | 1:00 p.m. Buenos Aires Time	IR Contacts in Buenos Aires: Jorge Scarinci Finance & IR Manager

To participate, please dial:

Argentine Participants: (0800) 444 2930

U.S. Participants: +1 (844) 839 2185

Participants from outside the U.S.:

+1 (412) 317 2506

Conference ID: Banco Macro

Webcast: click here

Webcast Replay: click here Available from 02/18/2016 through 03/03/2016	Ines Lanusse Investor Relations Officer Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.ri-macro.com.ar

With the presence of: Jorge Pablo Brito (Member of the Executive Committee), Guillermo Goldberg (Financial Deputy General Manager) and Jorge Scarinci (Finance and IR Manager).

4Q15 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

4Q15 Earnings Release

Results

Earnings per outstanding share were Ps.3.37 in 4Q15, 78% higher than in 3Q15´s levels and 242% higher than 4Q14.

EARNINGS PER SHARE	MACRO consolidated
In MILLION $	IV14	I15	II15	III15	IV15	2014	2015

Net income (M $)	575.0	1,114.2	822.7	1,104.6	1,966.9	3,479.5	5,008.4
Average shares outstanding (M)	584.5	584.5	584.5	584.5	584.5	584.5	584.5
Average shares in portfolio (M)	8.4	0.0	0.0	0.0	0.0	9.6	0.0
Average shares issued (M)	592.9	584.5	584.5	584.5	584.5	594.1	584.5
Book value per issued share ($)	19.38	21.57	21.91	23.80	27.16	19.38	27.16
Earnings per outstanding share ($)	0.98	1.91	1.41	1.89	3.37	5.95	8.57

Book value per issued ADS (USD)	22.66	24.45	24.11	26.19	20.89	22.66	20.89
Earnings per outstanding ADS (USD)	1.15	2.16	1.55	2.08	2.59	6.96	6.59

Banco Macro’s 4Q15 net income of Ps.2.0 billion was 78% or Ps.862.3 million higher than the previous quarter (“QoQ”) and 242% or Ps.1.4 billion higher year over year (“YoY”).

In 2015 Banco Macro´s net income was Ps.5.0 billion, 44% higher than in 2014. Banco Macro´s 2015 net result represented an accumulated annualized return on average equity (“ROAE”) and an accumulated annualized return on average assets (“ROAA”) of 37.2% and 5.8% respectively.

The operating result for 4Q15 was Ps.2.6 billion increasing 45% or Ps.815.7 million QoQ and rising 179% or Ps.1.7 billion YoY.

In 2015, the operating result of Ps. 7.6 billion jumped 41% or Ps.2.2 billion compared to 2014.

It is important to emphasize that this result was obtained with the leverage of 6.6x assets to equity ratio.

INCOME STATEMENT	MACRO consolidated
In MILLION $	IV 14	I 15	II 15	III 15	IV 15	2014	2015

Net financial income	1,792.7	2,694.7	2,117.1	2,743.8	3,710.8	8,100.1	11,266.4
Provision for loan losses	-214.4	-201.7	-217.3	-138.1	-320.0	-664.9	-877.1
Net fee income	930.2	968.9	1,073.7	1,109.9	1,248.1	3,440.1	4,400.6
	2,508.5	3,461.9	2,973.5	3,715.6	4,638.9	10,875.3	14,789.9
Administrative expenses	-1,565.5	-1,586.8	-1,739.3	-1,896.1	-2,003.7	-5,498.9	-7,225.9
Operating result	943.0	1,875.1	1,234.2	1,819.5	2,635.2	5,376.4	7,564.0
Minority interest in subsidiaries	-5.5	-7.7	-8.8	-9.1	-9.8	-23.5	-35.4
Net other income	-47.0	-81.5	65.0	-25.7	7.7	88.8	-34.5
Net income before income tax	890.6	1,785.9	1,290.4	1,784.7	2,633.1	5,441.7	7,494.1
Income tax	-315.6	-671.7	-467.7	-680.1	-666.2	-1,962.2	-2,485.7
NET INCOME	575.0	1,114.2	822.7	1,104.6	1,966.9	3,479.5	5,008.4

The Bank’s 4Q15 financial income totaled Ps.6.3 billion, increasing 26% (Ps.1.3 billion) compared to 3Q15 and increasing 79% (Ps.2.8 billion) YoY.

In 2015, financial income grew 37% compared to 2014.

3

4Q15 Earnings Release

Interest on loans represented 69% of total financial income in 4Q15. Interest on loans was 12% or Ps.480.6 million higher than 3Q15’s level due to a 10% higher average volume of the loan portfolio and to an increase in the average interest lending rates of 49bp. On an annual basis, interest on loans grew 42% or Ps.1.3 billion.

In 2015, interest on loans grew 33% or Ps.3.7 billion compared to 2014.

In 4Q15, net income from government and private securities increased 57% or Ps.533.3 million QoQ (private securities by Ps.327.1 million and government securities by Ps.206.2 million) due to a generalized increase in market prices. On an annual basis, net income from government and private securities grew 291% or Ps.1.1 billion.

In 2015, net income from government and private securities increased 102% or Ps.2.0 billion compared to 2014.

Also in this quarter, an increase of 7% or Ps.2.1 million in income from Guaranteed Loans and in CER Adjustment was observed. On an annual basis, income from Guaranteed Loans and in CER Adjustment also increased 84% or Ps.14.4 million.

Income from differences in quoted prices of gold and foreign currency rose 241% or Ps.268.1 million QoQ mainly due to the revaluation of government securities denominated in US dollars and higher FX position revaluation caused by the depreciation of the Argentine Peso. On an annual basis, an increase of Ps.347.6 million was experienced.

In 2015, income from differences in quoted prices of gold and foreign currency decreased 21% or Ps.174.5 million compared to 2014.

Other financial income increased 58% or Ps.36.9 million compared to 3Q15 mainly due to higher income from on shore forward foreign currency. On an annual basis, an increase of 174% or Ps.64.1 million was experienced.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	IV14	I15	II15	III15	IV15	2014	2015

Interest on cash and due from banks	0.0	0.0	0.1	0.0	0.1	0.1	0.2
Interest on loans to the financial sector	12.6	20.0	22.2	31.7	14.1	64.3	88.0
Interest on overdrafts	293.4	350.2	309.3	350.4	397.1	1,338.2	1,407.0
Interest on documents	252.2	248.9	259.8	286.8	350.7	960.4	1,146.2
Interest on mortgages loans	123.6	120.6	124.3	142.3	169.4	483.1	556.6
Interest on pledges loans	79.8	83.6	94.7	103.8	102.9	274.3	385.0
Interest on credit cards loans	558.3	603.4	667.7	637.3	737.7	1,930.1	2,646.1
Interest on financial leases	17.7	18.8	19.3	21.0	22.6	76.3	81.7
Interest on other loans	1,743.2	1,880.9	2,052.5	2,309.5	2,568.9	6,272.4	8,811.8
Net Income from government & private securities (1)	374.9	1,105.4	483.4	931.9	1,465.2	1,974.2	3,985.9
Interest on other receivables from financial interm.	1.4	1.3	1.1	1.2	0.5	3.5	4.1
Income from Guaranteed Loans - Decree 1387/01	6.9	7.1	5.1	6.3	6.6	40.2	25.1
CER adjustment	10.2	9.3	1.2	23.1	24.9	78.3	58.5
CVS adjustment	0.2	0.0	0.1	0.3	0.3	0.7	0.7
Difference in quoted prices of gold and foreign currency	31.6	77.7	85.1	111.1	379.2	827.6	653.1
Other	36.8	41.2	53.0	64.0	100.9	358.9	259.1
Total financial income	3,542.8	4,568.4	4,178.9	5,020.7	6,341.1	14,682.6	20,109.1

(1) Net Income from government & private securities
LEBAC / NOBAC	506.7	353.1	599.1	642.8	537.6	1,676.4	2,132.6
Other	-131.8	752.3	-115.7	289.1	927.6	297.8	1,853.3
Total	374.9	1,105.4	483.4	931.9	1,465.2	1,974.2	3,985.9

The Bank’s 4Q15 financial expense totaled Ps.2.6 billion, increasing 16% (Ps.353.4 million) compared to the previous quarter and increasing 50% (Ps.880.2 million) compared to 4Q14.

In 2015, financial expense increased 34% compared to 2014.

4

4Q15 Earnings Release

In 4Q15, interest on deposits represented 77% of the Bank’s total financial expense. Interest on deposits increased 15% or Ps.265.2 million QoQ due to an increase of 6% of the average volume of time deposits and 180bp increase in the average time deposit interest rate. On a yearly basis, interest on deposits grew 52% or Ps.696 million.

In 2015, interest on deposits increased 31% or Ps.1.6 billion compared to 2014.

In 4Q15 the Contribution to Deposit Guarantee Fund increased 8% or Ps.9 million in line with deposit growth. On a yearly basis, the result was 30% higher or Ps.26.9 million.

Other financial expense grew 21% or Ps.73.6 million QoQ mainly due to higher provincial taxes and increased 54% or Ps.147.3 million YoY.

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	IV14	I15	II15	III15	IV15	2014	2015

Interest on checking accounts	0.0	0.0	0.0	0.0	0.0	0.5	0.0
Interest on saving accounts	13.6	14.1	15.5	17.8	20.8	49.3	68.2
Interest on time deposits	1,315.0	1,391.4	1,568.1	1,741.6	2,003.8	5,137.2	6,704.9
Interest on interfinancing received loans	0.9	3.1	1.4	1.4	1.1	1.2	7.0
Interest on subordinated bonds	31.5	31.9	32.5	34.0	37.8	120.4	136.2
Other Interest	0.7	0.7	0.7	0.6	0.6	3.1	2.6
Interest on other liabilities from fin intermediation	22.2	22.4	23.1	24.1	26.4	91.7	96.0
CER adjustment	1.5	1.2	1.4	1.1	0.9	9.2	4.6
Contribution to Deposit Guarantee Fund	90.2	93.0	100.2	108.1	117.1	151.0	418.4
Other	274.5	315.9	318.9	348.2	421.8	1,018.9	1,404.8
Total financial expense	1,750.1	1,873.7	2,061.8	2,276.9	2,630.3	6,582.5	8,842.7

As of 4Q15, the Bank’s accumulated net interest margin was 18%, wider than the 17.3% posted in 3Q15 and wider than the 15.7% posted in 4Q14. Had income from government and private securities and guaranteed loans been excluded, the Bank’s accumulated net interest margin would have been 15.7% in 4Q15, similar than in 3Q15 and wider than the 14.9% posted in 4Q14.

ASSETS & LIABILITIES PERFORMANCE	MACRO consolidated
In MILLON $	IV14		I15		II15		III15		IV15
Yields & rates in annualized nominal %	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT

Interest-earning assets
Goverment Securities	11,517.9	19.8%	9,944.3	33.5%	14,420.0	15.2%	16,357.7	24.8%	15,031.4	31.1%
Loans	41,796.5	29.4%	45,633.1	29.7%	48,151.7	29.6%	53,017.2	29.3%	58,579.2	29.8%
Private Sector	41,219.3	29.5%	45,088.3	29.8%	47,637.1	29.8%	52,524.2	29.3%	58,079.2	29.8%
Public Sector	577.2	22.0%	544.8	20.5%	514.6	11.7%	493.0	28.2%	500.0	28.0%
Financial trusts	227.8	36.2%	225.7	23.5%	250.7	24.2%	198.3	25.2%	0.0	28.1%
Other interest-earning assets	2,773.0	-26.0%	3,125.3	40.7%	3,358.4	-3.2%	3,088.3	-5.8%	207.9	37.6%
Total interest-earning assets	56,315.2	24.7%	58,928.4	30.9%	66,180.8	24.8%	72,661.5	26.8%	77,342.9	30.4%

Non interest-earning assets	16,866.7		17,046.2		16,261.1		16,706.0		20,573.3
Total Average Assets	73,181.9		75,974.6		82,441.9		89,367.5		97,916.2

Interest-bearing liabilities
Checking accounts (*)	1,397.1	0.0%	1,426.2	0.0%	1,743.4	0.0%	1,745.0	0.0%	2,037.7	0.0%
Saving accounts (*)	9,030.4	0.6%	9,796.6	0.6%	10,422.0	0.6%	12,083.7	0.6%	13,230.6	0.6%
Time deposits (*)	26,524.6	19.7%	27,231.9	20.7%	30,389.7	20.7%	32,892.3	21.0%	34,920.2	22.8%
Corporate Bonds	2,183.1	9.3%	2,227.6	9.4%	2,294.8	9.2%	2,371.0	9.2%	2,608.4	9.3%
BCRA	13.2	8.5%	11.5	8.6%	10.1	8.6%	8.5	8.6%	6.9	8.6%
Other interest-bearing liabilities	186.1	16.1%	209.5	15.2%	202.4	12.2%	188.6	12.8%	226.1	13.7%
Total interest-bearing liabilities	39,334.5	14.0%	40,903.3	14.5%	45,062.4	14.6%	49,289.1	14.7%	53,029.9	15.7%

Non interest-bearing liabilities
Demand deposits (*)	18,462.5		19,156.9		20,740.5		22,705.8		23,656.5
Other non interest-bearing libilities	15,385.0		15,914.4		16,639.0		17,372.6		21,229.8
Total non interest-bearing liabilities	33,847.4		35,071.3		37,379.5		40,078.4		44,886.3

Total Average Liabilities	73,181.9		75,974.6		82,441.9		89,367.5		97,916.2

(*) The average cost of funds is calculated only considering deposits with and without interest-bearnig cost.

5

4Q15 Earnings Release

In 4Q15, Banco Macro’s net fee income totaled Ps.1.2 billion, 12% or Ps.138.2 million higher than 3Q15, and 34% or Ps.317.9 million higher than 4Q14. This growth was mainly driven by debit and credit card fees and fee charges on deposit accounts which increased 22% and 7%, respectively. On a yearly basis, the same type of fees stand out, growing 44% and 33%, respectively.

In 2015, net fee income grew 28% compared to 2014.

NET FEE INCOME	MACRO consolidated
In MILLION $	IV14	I15	II15	III15	IV15	2014	2015

Fee charges on deposit accounts	747.9	779.7	866.3	923.1	992.1	2,799.0	3,561.2
Debit and credit card fees	343.7	336.6	369.2	408.3	496.5	1,147.7	1,610.6
Other fees related to foreign trade	19.0	18.5	27.4	24.9	29.8	67.1	100.6
Credit-related fees	28.7	21.0	35.5	25.3	42.8	92.1	124.6
Lease of safe-deposit boxes	22.5	22.0	22.3	24.7	26.6	84.2	95.6
Other	122.1	130.8	137.2	169.7	185.1	465.7	622.8
Total fee income	1,283.9	1,308.6	1,457.9	1,576.0	1,772.9	4,655.8	6,115.4

Total fee expense	353.7	339.7	384.2	466.1	524.8	1,215.7	1,714.8

Net fee income	930.2	968.9	1,073.7	1,109.9	1,248.1	3,440.1	4,400.6

In 4Q15 Banco Macro’s administrative expenses reached Ps.2.0 billion, 6% or Ps.107.6 million higher than the previous quarter mainly due to higher personnel expenses and advertising & publicity expenses. Administrative expenses increased 28% or Ps.438.2 million YoY due to an increase in personnel expenses (mainly higher salaries and other concepts) and other operating expenses.

Personnel expenses grew 6% or Ps.63.7 million QoQ, basically due to the provision accounted for bonuses by Ps.119.2 million and for the one-time payment agreed with the Unions by Ps.56.2 million. This was partially offset by the accounting of the “Bankers Day” payment and other items for Ps.133 million, made in the previous quarter and which were not repeated in 4Q15.

Personal expenses increased 29% or Ps.265.5 million compared to 4Q14.

In 2015, administrative expenses increased 31% compared to 2014.

As of December 2015, the accumulated efficiency ratio reached 46.1%, better than the 47.7% posted in 4Q14. Administrative expenses grew 31% in 2015, while net financial income and net fee income grew 36% as a whole in the same year.

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	IV14	I15	II15	III15	IV15	2014	2015

Personnel expenses	929.9	945.5	1,051.5	1,131.7	1,195.4	3,190.8	4,324.1
Directors & statutory auditors´fees	21.8	52.0	42.9	66.1	72.0	163.4	233.0
Other professional fees	46.5	46.9	53.4	58.9	58.7	181.4	217.9
Advertising & publicity	48.8	37.8	28.9	31.7	45.5	128.4	143.9
Taxes	87.8	88.7	105.5	104.3	113.3	323.5	411.8
Depreciation of equipment	35.3	38.5	42.8	44.3	45.0	130.7	170.6
Amortization of organization costs	33.7	35.0	36.2	38.8	40.6	122.7	150.6
Other operating expenses	225.5	221.5	239.4	273.9	273.5	812.6	1,008.3
Other	136.2	120.9	138.7	146.4	159.7	445.4	565.7
Total Administrative Expenses	1,565.5	1,586.8	1,739.3	1,896.1	2,003.7	5,498.9	7,225.9

Total Employees	8,693	8,686	8,721	8,717	8,727	8,693	8,727
Branches	434	435	435	437	439	434	439
Efficiency ratio	57.5%	43.3%	54.5%	49.2%	40.4%

Accumulated efficiency ratio	47.7%	43.3%	48.5%	48.8%	46.1%	47.7%	46.1%

6

4Q15 Earnings Release

In 4Q15, the Bank’s net other income/losses totaled a gain of Ps.7.7 million, improving from the previous quarter. A decrease in total other income of Ps.23.5 million and a decrease in total other expenses of Ps.56.9 million (lower contingent liabilities and donations) was observed.

In 2015, net other income/losses decreased 139% compared to 2014.

NET OTHER INCOME/LOSSES	MACRO consolidated
In MILLION $	IV14	I15	II15	III15	IV15	2014	2015

Other Income
Penalty interest	13.8	15.2	19.8	22.6	15.2	60.8	72.8
Recovered loans and reversed allowances	43.6	25.8	29.5	51.8	44.7	126.5	151.8
Other	22.9	19.2	81.7	46.4	37.4	163.9	184.7
Total Other Income	80.3	60.2	131.0	120.8	97.3	351.2	409.3

Other Expense
Charges for other receivables uncollectibility and other allowances	8.3	12.5	56.7	64.8	51.7	42.7	185.7
Goodwill amortization	3.6	3.5	3.5	3.5	3.6	14.1	14.1
Other Expense	115.4	125.7	5.8	78.2	34.3	205.6	244.0
Total Other Expense	127.3	141.7	66.0	146.5	89.6	262.4	443.8

Net Other Income/Losses	-47.0	-81.5	65.0	-25.7	7.7	88.8	-34.5

In 2015, Banco Macro's effective income tax rate was 33.2%, compared to 36.1% in 2014.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.62.9 billion, increasing 11% or Ps.6.1 billion QoQ and 42% or Ps.18.6 billion YoY.

Within commercial loans, growth was driven by mortgage loans (mainly productive investments loans) and documents, which grew 21% and 13% QoQ, respectively.

The main growth in consumer loans was driven by credit card loans and personal loans which grew 30% and 9% QoQ, respectively.

Within financing to the private sector, productive investments loans reached Ps.6.3 billion as of 4Q15, representing 10% of the total financing to the private sector.

In 2015, within commercial loans, documents and mortgage loans stand out, increasing 42% in each one.

In 2015, within consumer loans, credit cards and personal loans rose 61% and 44% respectively.

7

4Q15 Earnings Release

FINANCING TO THE PRIVATE SECTOR	MACRO consolidated					Variation
In MILLION $	IV 14	I 15	II 15	III 15	IV 15	Quarterly	Annualy

Overdrafts	3,385.6	5,670.1	4,458.4	5,473.6	4,707.9	-14%	39%
Discounted documents	4,627.4	4,633.9	5,251.6	5,818.0	6,550.2	13%	42%
Mortgages loans	2,466.1	2,401.3	2,639.6	2,898.2	3,508.5	21%	42%
Pledges loans	1,857.1	1,924.2	2,230.1	2,172.7	2,152.6	-1%	16%
Personal loans	16,120.9	17,243.9	18,890.4	21,370.8	23,231.6	9%	44%
Credit Card loans	9,189.5	9,702.8	10,423.8	11,406.2	14,793.3	30%	61%
Others	5,835.2	5,637.3	6,755.7	6,732.3	7,078.5	5%	21%
Total loan portfolio	43,481.8	47,213.5	50,649.6	55,871.8	62,022.6	11%	43%
Financial trusts	413.4	500.6	399.3	455.3	429.9	-6%	4%
Leasing	383.7	391.5	416.5	430.4	432.5	0%	13%
Total financing to the private sector	44,278.9	48,105.6	51,465.4	56,757.5	62,885.0	11%	42%

Public Sector Assets

In 4Q15, the Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 5%, higher than the 4.4% posted in 3Q15 and the 4.7% posted in 4Q14.

In 4Q15, other government securities, excluding LEBAC from BCRA, stand out with a 26% increase.

PUBLIC SECTOR ASSETS	MACRO consolidated					Variation
In MILLION $	IV14	I15	II15	III15	IV15	Quarterly	Annualy

LEBAC / NOBAC B.C.R.A.	5,696.8	8,531.5	12,011.8	11,904.3	8,303.0	-30%	46%
Other	2,873.8	2,894.9	3,400.1	3,584.7	4,507.4	26%	57%
Government securities	8,570.6	11,426.4	15,411.9	15,489.0	12,810.4	-17%	49%
Guaranteed loans	407.7	418.0	417.6	440.7	465.2	6%	14%
Provincial loans	196.7	152.3	108.2	63.8	282.9	343%	44%
Loans	604.4	570.3	525.8	504.5	748.1	48%	24%
Purchase of government bonds	24.2	24.7	25.2	25.8	32.1	24%	33%
Other receivables	24.2	24.7	25.2	25.8	32.1	24%	33%

TOTAL PUBLIC SECTOR ASSETS	9,199.2	12,021.4	15,962.9	16,019.3	13,590.6	-15%	48%

TOTAL PUBLIC SECTOR LIABILITIES	40.4	38.4	55.6	34.3	31.6	-8%	-22%

Net exposure	9,158.8	11,983.0	15,907.3	15,985.0	13,559.0	-15%	48%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	3,502.4	3,489.9	3,951.1	4,115.0	5,287.6	28%	51%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	4.7%	4.4%	4.6%	4.4%	5.0%	15%	8%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	4.6%	4.3%	4.5%	4.4%	5.0%	15%	8%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.76.5 billion in 4Q15, growing 10% or Ps.7.1 billion QoQ and 40% or Ps.21.8 billion YoY and representing 86% of the Bank’s total liabilities.

8

4Q15 Earnings Release

On a quarterly basis, private sector deposits increased 14% or Ps.8.2 billion while public sector deposits decreased 10% or Ps.1.1 billion. Within private sector deposits, an increase in foreign currency deposits of 22% or USD113 million was observed, while peso deposits increased 9% or Ps.4.8 billion.

The increase in private sector deposits was led by time deposits, which grew 17% or Ps.5.1 billion QoQ. In addition, sight deposits increased 11% or Ps.2.8 billion QoQ.

In 2015, time deposits grew 61%, while transactional deposits increased 29%.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	IV 14	I 15	II 15	III 15	IV 15	Quarterly	Annualy

Public sector	8,570.1	8,712.0	9,224.0	10,691.9	9,588.4	-10%	12%

Financial sector	38.7	30.1	28.9	29.6	40.1	35%	4%

Private sector	46,107.8	49,655.8	55,322.2	58,737.2	66,893.1	14%	45%
Checking accounts	11,896.3	12,047.9	12,831.0	13,578.0	14,062.9	4%	18%
Savings accounts	11,013.9	10,691.8	13,157.8	13,150.0	15,507.9	18%	41%
Time deposits	21,510.8	24,610.8	27,228.3	29,634.6	34,719.8	17%	61%
Other	1,686.8	2,305.3	2,105.1	2,374.6	2,602.5	10%	54%
Total	54,716.6	58,397.9	64,575.1	69,458.7	76,521.6	10%	40%

Other sources of funds

In 4Q15, the total amount of other sources of funds increased 18% or Ps.2.9 billion compared to 3Q15, as a result of a 14% or Ps.2.0 billion increase in the shareholder’s equity which was driven by 4Q15 positive results.

OTHER SOURCE OF FUNDS	MACRO consolidated					Variation
In MILLION $	IV14	I15	II15	III15	IV15	Quarterly	Annualy

Central Bank of Argentina	17.0	16.1	15.5	12.7	12.9	2%	-24%
Banks and international institutions	88.3	39.2	113.1	126.4	98.6	-22%	12%
Financing received from Argentine fcial institutions	53.2	176.1	52.9	44.3	85.9	94%	61%
Subordinated corporate bonds	1,287.3	1,359.9	1,367.4	1,451.9	1,957.6	35%	52%
Non-subordinated corporate bonds	942.1	951.7	1,000.8	1,016.1	1,432.7	41%	52%
Shareholders´ equity	11,491.8	12,606.1	12,804.5	13,909.2	15,876.1	14%	38%
Total other source of funds	13,879.7	15,149.1	15,354.2	16,560.6	19,463.8	18%	40%

As of December 2015 Banco Macro’s average cost of funds reached 10%. Banco Macro’s transactional deposits represented approximately 47% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 4Q15, the Bank’s liquid assets amounted to Ps.29.4 billion, showing an increase of 11% or Ps.2.9 billion QoQ and an increase of 32% or Ps.7.2 billion on a yearly basis.

9

4Q15 Earnings Release

In 4Q15, Banco Macro experienced an increase in Cash of 66%, which were partially offset by a decrease in LEBACS of 36% (in our own portfolio and received from Reverse repos).

In 4Q15 Banco Macro’s liquid assets to total deposits ratio reached 38.4%.

LIQUID ASSETS	MACRO consolidated					Variation
In MILLION $	IV14	I15	II15	III15	IV15	Quarterly	Annualy

Cash	15,434.2	11,808.7	11,232.9	11,712.5	19,402.8	66%	26%
Guarantees for compensating chambers	810.9	932.4	1,017.3	1,039.9	1,541.4	48%	90%
Call	105.0	391.0	613.9	470.0	160.0	-66%	52%
Reverse repos from other securities	117.9	80.2	93.4	293.6	3.5	-99%	-97%
Reverse repos from LEBAC/NOBAC	307.5	1,541.9	1,152.9	1,094.2	0.0	-100%	-100%
LEBAC / NOBAC own portfolio	5,422.4	8,336.2	11,836.6	11,904.4	8,302.9	-30%	53%
Total	22,197.9	23,090.4	25,947.0	26,514.6	29,410.6	11%	32%

Liquid assets to total deposits	40.6%	39.5%	40.2%	38.2%	38.4%

Solvency

Banco Macro continued showing high solvency levels in 4Q15 with an integrated capital (RPC) of Ps.15.3 billion over a total capital requirement of Ps.8.4 billion. Banco Macro´s excess capital in 4Q15 was 82% or Ps.6.9 billion.

The capitalization ratio (as a percentage of risk-weighted assets- RWA) was 20.8% in 4Q15, above the minimum required by the Central Bank.

Changes established by Communication "A" 5831 and "A" 5877 of the BCRA (whereby from December 2015 the credit risk requirement has to be calculated considering the month-end balances of eligible concepts instead of monthly average balances) had a minor impact on the Bank, causing a reduction in its capitalization ratio of 70bp.

The Bank´s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO consolidated					Variation
In MILLION $	IV14	I15	II15	III15	VI15	Quarterly	Annualy

Credit risk requirement	3,991.7	4,336.5	4,673.1	5,192.7	6,088.4	17%	53%
Market risk requirement	388.1	452.2	449.3	487.2	568.8	17%	47%
Operational risk requirement	1,278.0	1,370.8	1,467.7	1,570.1	1,734.9	10%	36%
Total capital requirement	5,657.9	6,159.5	6,590.1	7,250.0	8,392.1	16%	48%

Ordinary Capital Level 1 (COn1)	11,204.3	12,048.9	12,337.1	13,334.7	14,892.6	12%	33%
Deductible concepts COn1	-432.0	-446.7	-454.2	-477.7	-535.1	12%	24%
Aditional Capital Level 1 (CAn1)	366.8	321.0	321.0	321.0	321.0	0%	-13%
Capital level 2 (COn2)	441.5	476.7	509.8	563.9	629.2	12%	43%
Integrated capital - RPC (*) (i)	11,580.7	12,399.9	12,713.6	13,741.9	15,307.7	11%	32%

Risk-weighted assets - RWA (ii)	48,208.1	52,449.0	56,687.2	62,954.0	73,636.8	17%	53%

Excess capital	5,922.8	6,240.4	6,123.5	6,491.9	6,915.6	7%	17%

Capitalization ratio [(i)/(ii)]	24.0%	23.6%	22.4%	21.8%	20.8%

Ratio TIER 1	23.1%	22.7%	21.5%	20.9%	19.9%

(*) Aditionally, the RPC of the Bank, acting as custodian of securties representing investments of FGS, must also exceed an equivalent of 0.25% of the total securities under custody, based in which, the Bank has successully fullfilled with this requirement.

10

4Q15 Earnings Release

Asset Quality

In 4Q15, Banco Macro’s non-performing to total financing ratio reached a level of 1.52% 25bp lower to the one posted in 3Q15.

The coverage ratio reached 151.04% in 4Q15.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO consolidated					Variation
In MILLION $	IV 14	I 15	II 15	III 15	IV 15	Quarterly	Annualy

Commercial portfolio	16,310.1	18,780.0	20,228.1	22,175.5	23,162.8	4%	42%
Non-performing	330.3	388.6	451.6	490.9	405.7	-17%	23%
Consumer portfolio	30,150.2	31,783.4	34,409.0	38,089.1	43,516.7	14%	44%
Non-performing	560.2	580.4	596.9	573.2	605.0	6%	8%
Total portfolio	46,460.3	50,563.4	54,637.1	60,264.6	66,679.5	11%	44%
Non-performing	890.5	969.0	1,048.5	1,064.1	1,010.7	-5%	13%
Total non-performing/ Total portfolio	1.92%	1.92%	1.92%	1.77%	1.52%
Total allowances	1,205.0	1,278.5	1,375.9	1,382.5	1,526.6	10%	27%
Coverage ratio w/allowances	135.32%	131.94%	131.23%	129.92%	151.04%

11

4Q15 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO consolidated					Variation
In MILLION $	IV14	I15	II15	III15	IV15	Quarterly	Annualy

CER adjustable ASSETS
Guaranteed loans	391.1	400.3	417.6	440.7	465.2	6%	19%
Private sector loans	2.8	2.2	1.7	1.3	1.0	-23%	-64%
Other loans	0.2	0.3	0.1	0.1	0.3	200%	50%
Loans	394.1	402.8	419.4	442.1	466.5	6%	18%
Other receivables	1.0	0.8	0.4	0.2	0.0	-100%	-100%
Total CER adjustable assets	395.1	403.6	419.8	442.3	466.5	5%	18%

CER adjustable LIABILITIES
Deposits	0.0	0.3	0.3	0.3	0.3	0%	0%
Other liabilities from financial intermediation	40.3	38.3	36.3	34.1	31.4	-8%	-22%
Total CER adjustable liabilities	40.3	38.6	36.6	34.4	31.7	-8%	-21%

NET CER EXPOSURE	354.8	365.0	383.2	407.9	434.8	7%	23%

FOREIGN CURRENCY POSITION	MACRO consolidated					Variation
In MILLION $	IV14	I15	II15	III15	IV15	Quarterly	Annualy

Cash	5,804.4	5,201.4	4,124.7	4,590.8	10,102.6	120%	74%
Government and private securities	1,454.5	2,316.7	3,173.5	3,446.7	3,837.3	11%	164%
Loans	1,939.3	2,002.4	3,035.7	2,439.0	1,797.2	-26%	-7%
Other receivables from fcial intermediation	449.2	659.7	628.3	931.2	539.7	-42%	20%
Other assets	89.5	103.9	94.0	107.2	180.2	68%	101%
Total Assets	9,736.9	10,284.1	11,056.2	11,514.9	16,457.0	43%	69%
Deposits	4,652.3	4,672.1	5,169.6	5,203.4	10,475.3	101%	125%
Other liabilities from financial intermediation	718.7	879.3	968.5	1,041.5	928.5	-11%	29%
Non-subordinated corporate bonds	942.1	951.7	1,000.8	1,016.2	1,432.7	41%	52%
Subordinated corporate bonds	1,287.3	1,359.9	1,367.4	1,451.9	1,957.6	35%	52%
Other liabilities	5.5	2.7	0.9	0.8	9.9	1138%	80%
Total Liabilities	7,605.9	7,865.7	8,507.2	8,713.8	14,804.0	70%	95%

NET FX POSITION	2,131.0	2,418.4	2,549.0	2,801.1	1,653.0	-41%	-22%

12

4Q15 Earnings Release

Relevant and Recent Events

•	In December 2015, the Bank paid semi-annual interest on Class 1 Notes in an amount of USD7.3 million.

•	In February 2016, the Bank paid semi-annual interest on Class 2 Notes in an amount of USD4.5 million.

•	As of December 2015, Banco Macro satisfactorily extended loans regarding the productive investment program (LIP) assigned for small & mid-sized companies (MiPyMES) required by BCRA Communication "A" 5771 and modifications.

•	In December 2015, by Communication "A" 5851 the Foreign Currency Net Global Position (PGN) limits were amended. Based on the new limit since 02.01.2016 PGN must not exceed 15% of the RPC from the previous month (since 03.01.2016 increase to 20%), for the Foreign Currency Term Global Position, the limit must not exceed 7.5% of the RPC (since 03.01.2016 increase to 10%). At the same time, according to Communication "A" 5852 the BCRA established that financial institutions had to sell their foreign currency position as of December 16, 2015 to those Bank (at the exchange rate of that day), and subsequent had to repurchase until December 21, 2015 (at the exchange rate of the date of repurchase), so as to prevent abrupt devaluation would impact on equity of the financial entities.

•	In December 2015, by Communication "A" 5853, the BCRA removed the limits on interest rates, both on loans and on time deposits. At the same time, by Communication "A" 5850 the BCRA removed a series of restrictions regarding the access to the foreign exchange market.

•	In December 2015, Communication "A" 5874 of the BCRA established the "Credit Line for Production Financing and Financial Inclusion" for the first semester of 2016, establishing the standard features of the credit line program.

•	In November 2015, through Communication "A" 5827 the BCRA avoid from 01.01.2016 the greater minimum capital requirement of 1% of the APR that those entities considered as domestic systemically important (D-SIBs) would have had to gradually comply until January 2019 (Communication "A" 5694). As replacement sets a major Additional Margin (Integrated capital) that should be considered for earnings distribution proposal.

13

4Q15 Earnings Release

•	In December 2015, by Communication "A" 5867 the BCRA amended the minimum capital standards, establishing a new methodology for calculating the market risk requirement effective as of 03.01.2016.

QUARTERLY BALANCE SHEET	MACRO consolidated					Variation
In MILLION $	IV 14	I 15	II 15	III 15	IV 15	Quarterly	Annualy

ASSETS	74,995.6	81,641.8	88,012.8	95,606.5	104,952.0	10%	40%
Cash	15,434.2	11,808.7	11,232.9	11,712.5	19,402.8	66%	26%
Government and Private Securities	10,312.5	14,745.5	18,336.7	18,721.9	15,391.4	-18%	49%
-LEBAC/NOBAC	5,729.9	9,878.1	12,989.5	12,998.6	8,303.0	-36%	45%
-Other	4,582.6	4,867.4	5,347.2	5,723.3	7,088.4	24%	55%
Loans	43,740.3	47,704.6	51,199.9	56,295.7	62,332.4	11%	43%
to the non-financial government sector	604.4	570.3	525.8	504.5	748.1	48%	24%
to the financial sector	213.9	483.4	683.1	565.9	227.4	-60%	6%
to the non-financial private sector and foreign residents	44,108.1	47,909.6	51,346.3	56,585.5	62,852.9	11%	42%
-Overdrafts	3,385.6	5,670.1	4,458.4	5,473.6	4,707.9	-14%	39%
-Documents	4,627.4	4,633.9	5,251.6	5,818.0	6,550.2	13%	42%
-Mortgage loans	2,466.1	2,401.3	2,639.6	2,898.2	3,508.5	21%	42%
-Pledge loans	1,857.1	1,924.2	2,230.1	2,172.7	2,152.6	-1%	16%
-Personal loans	16,120.9	17,243.9	18,890.4	21,370.8	23,231.6	9%	44%
-Credit cards	9,189.5	9,702.8	10,423.8	11,406.2	14,793.3	30%	61%
-Other	5,835.2	5,637.3	6,755.7	6,732.3	7,078.5	5%	21%
-Accrued interest, adjustments, price differences receivables and unearned discount	626.3	696.1	696.7	713.7	830.3	16%	33%
Allowances	-1,186.1	-1,258.7	-1,355.3	-1,360.2	-1,496.0	10%	26%
Other receivables from financial intermediation	2,349.1	3,990.5	3,445.3	4,830.2	3,295.3	-32%	40%
Receivables from financial leases	384.4	393.0	416.9	431.4	433.9	1%	13%
Investments in other companies	11.2	11.3	11.1	10.6	10.9	3%	-3%
Other receivables	605.4	639.4	748.6	756.9	978.9	29%	62%
Other assets	2,158.5	2,348.8	2,621.4	2,847.3	3,106.4	9%	44%

LIABILITIES	63,503.8	69,035.7	75,208.3	81,697.3	89,075.9	9%	40%
Deposits	54,716.6	58,397.9	64,575.1	69,458.7	76,521.6	10%	40%
From the non-financial government sector	8,570.1	8,712.0	9,224.0	10,691.9	9,588.4	-10%	12%
From the financial sector	38.7	30.1	28.9	29.6	40.1	35%	4%
From the non-financial private sector and foreign residents	46,107.8	49,655.8	55,322.2	58,737.2	66,893.1	14%	45%
-Checking accounts	11,896.3	12,047.9	12,831.0	13,578.0	14,062.9	4%	18%
-Savings accounts	11,013.9	10,691.8	13,157.8	13,150.0	15,507.9	18%	41%
-Time deposits	21,510.8	24,610.8	27,228.3	29,634.6	34,719.8	17%	61%
-Other	1,686.8	2,305.3	2,105.1	2,374.6	2,602.5	10%	54%
Other liabilities from financial intermediation	5,356.7	6,660.2	6,768.9	7,923.1	7,537.4	-5%	41%
Subordinated corporate bonds	1,287.3	1,359.9	1,367.4	1,451.9	1,957.6	35%	52%
Other liabilities	2,143.2	2,617.7	2,496.9	2,863.6	3,059.3	7%	43%

SHAREHOLDERS' EQUITY	11,491.8	12,606.1	12,804.5	13,909.2	15,876.1	14%	38%

LIABILITIES + SHAREHOLDERS' EQUITY	74,995.6	81,641.8	88,012.8	95,606.5	104,952.0	10%	40%

14

4Q15 Earnings Release

ANNUAL BALANCE SHEET	MACRO Consolidated			Annualy
In MILLION $	2013	2014	2015	Change
ASSETS	59,295.0	74,995.6	104,952.0	40%
Cash	12,860.5	15,434.2	19,402.8	26%
Government and Private Securities	2,441.3	10,312.5	15,391.4	49%
-LEBAC/NOBAC	173.0	5,729.9	8,303.0	45%
-Other	2,268.3	4,582.6	7,088.4	55%
Loans	39,022.4	43,740.3	62,332.4	43%
to the non-financial government sector	640.2	604.4	748.1	24%
to the financial sector	364.9	213.9	227.4	6%
to the non-financial private sector and foreign residents	39,023.8	44,108.1	62,852.9	42%
-Overdrafts	4,450.0	3,385.6	4,707.9	39%
-Documents	4,320.8	4,627.4	6,550.2	42%
-Mortgage loans	2,308.9	2,466.1	3,508.5	42%
-Pledge loans	1,429.4	1,857.1	2,152.6	16%
-Personal loans	13,873.8	16,120.9	23,231.6	44%
-Credit cards	6,841.4	9,189.5	14,793.3	61%
-Other	5,206.6	5,835.2	7,078.5	21%
-Accrued interest, adjustments, price differences receivables and unearned discount	592.9	626.3	830.3	33%
Allowances	-1,006.5	-1,186.1	-1,496.0	26%
Other receivables from financial intermediation	2,680.2	2,349.1	3,295.3	40%
Receivables from financial leases	385.9	384.4	433.9	13%
Investments in other companies	13.5	11.2	10.9	-3%
Other receivables	435.3	605.4	978.9	62%
Other assets	1,455.9	2,158.5	3,106.4	44%
LIABILITIES	50,667.6	63,503.8	89,075.9	40%
Deposits	43,427.0	54,716.6	76,521.6	40%
From the non-financial government sector	6,580.0	8,570.1	9,588.4	12%
From the financial sector	26.9	38.7	40.1	4%
From the non-financial private sector and foreign residents	36,820.1	46,107.8	66,893.1	45%
-Checking accounts	8,602.7	11,896.3	14,062.9	18%
-Savings accounts	8,440.7	11,013.9	15,507.9	41%
-Time deposits	18,416.5	21,510.8	34,719.8	61%
-Other	1,360.2	1,686.8	2,602.5	54%
Other liabilities from financial intermediation	4,697.7	5,356.7	7,537.4	41%
Subordinated corporate bonds	981.1	1,287.3	1,957.6	52%
Other liabilities	1,561.8	2,143.2	3,059.3	43%
SHAREHOLDERS' EQUITY	8,627.4	11,491.8	15,876.1	38%

LIABILITIES + SHAREHOLDERS' EQUITY	59,295.0	74,995.6	104,952.0	40%

15

4Q15 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO consolidated					Variation
In MILLION $	IV 14	I 15	II 15	III 15	IV 15	Quarterly	Annualy
Financial income	3,542.8	4,568.4	4,178.9	5,020.7	6,341.1	26%	79%
Interest on cash and due from banks	0.0	0.0	0.1	0.0	0.1	0%	0%
Interest on loans to the financial sector	12.6	20.0	22.2	31.7	14.1	-56%	12%
Interest on overdrafts	293.4	350.2	309.3	350.4	397.1	13%	35%
Interest on documents	252.2	248.9	259.8	286.8	350.7	22%	39%
Interest on mortgage loans	123.6	120.6	124.3	142.3	169.4	19%	37%
Interest on pledge loans	79.8	83.6	94.7	103.8	102.9	-1%	29%
Interest on credit card loans	558.3	603.4	667.7	637.3	737.7	16%	32%
Interest on financial leases	17.7	18.8	19.3	21.0	22.6	8%	28%
Interest on other loans	1,743.2	1,880.9	2,052.5	2,309.5	2,568.9	11%	47%
Income from government & private securities, net	374.9	1,105.4	483.4	931.9	1,465.2	57%	291%
Interest on other receivables from fin. intermediation	1.4	1.3	1.1	1.2	0.5	-58%	-64%
Income from Guaranteed Loans - Decree 1387/01	6.9	7.1	5.1	6.3	6.6	5%	-4%
CER adjustment	10.2	9.3	1.2	23.1	24.9	8%	144%
CVS adjustment	0.2	0.0	0.1	0.3	0.3	0%	50%
Difference in quoted prices of gold and foreign currency	31.6	77.7	85.1	111.1	379.2	241%	1100%
Other	36.8	41.2	53.0	64.0	100.9	58%	174%
Financial expense	-1,750.1	-1,873.7	-2,061.8	-2,276.9	-2,630.3	16%	50%
Interest on checking accounts	0.0	0.0	0.0	0.0	0.0	0%	0%
Interest on saving accounts	-13.6	-14.1	-15.5	-17.8	-20.8	17%	53%
Interest on time deposits	-1,315.0	-1,391.4	-1,568.1	-1,741.6	-2,003.8	15%	52%
Interest on interfinancing received loans	-0.9	-3.1	-1.4	-1.4	-1.1	-21%	22%
Interest on subordinated bonds	-31.5	-31.9	-32.5	-34.0	-37.8	11%	20%
Other Interest	-0.7	-0.7	-0.7	-0.6	-0.6	0%	-14%
Interests on other liabilities from fin. intermediation	-22.2	-22.4	-23.1	-24.1	-26.4	10%	19%
CER adjustment	-1.5	-1.2	-1.4	-1.1	-0.9	-18%	-40%
Contribution to Deposit Guarantee Fund	-90.2	-93.0	-100.2	-108.1	-117.1	8%	30%
Other	-274.5	-315.9	-318.9	-348.2	-421.8	21%	54%
Net financial income	1,792.7	2,694.7	2,117.1	2,743.8	3,710.8	35%	107%
Provision for loan losses	-214.4	-201.7	-217.3	-138.1	-320.0	132%	49%

Fee income	1,283.9	1,308.6	1,457.9	1,576.0	1,772.9	12%	38%
Fee expense	-353.7	-339.7	-384.2	-466.1	-524.8	13%	48%
Net fee income	930.2	968.9	1,073.7	1,109.9	1,248.1	12%	34%

Administrative expenses	-1,565.5	-1,586.8	-1,739.3	-1,896.1	-2,003.7	6%	28%
Minority interest in subsidiaries	-5.5	-7.7	-8.8	-9.1	-9.8	8%	78%
Net other income	-47.0	-81.5	65.0	-25.7	7.7	-130%	-116%
Earnings before income tax	890.6	1,785.9	1,290.4	1,784.7	2,633.1	48%	196%
Income tax	-315.6	-671.7	-467.7	-680.1	-666.2	-2%	111%

Net income	575.0	1,114.2	822.7	1,104.6	1,966.9	78%	242%

16

4Q15 Earnings Release

ANNUAL INCOME STATEMENT	MACRO consolidated			Annualy
In MILLION $	2013	2014	2015	Change
Financial income	9,753.5	14,682.6	20,109.1	37%
Interest on cash and due from banks	0.2	0.1	0.2	100%
Interest on loans to the financial sector	51.5	64.3	88.0	37%
Interest on overdrafts	1,074.9	1,338.2	1,407.0	5%
Interest on documents	654.1	960.4	1,146.2	19%
Interest on mortgage loans	333.9	483.1	556.6	15%
Interest on pledge loans	197.1	274.3	385.0	40%
Interest on credit card loans	1,022.2	1,930.1	2,646.1	37%
Interest on financial leases	68.4	76.3	81.7	7%
Interest on other loans	4,782.7	6,272.4	8,811.8	40%
Income from government & private securities, net	409.1	1,974.2	3,985.9	102%
Interest on other receivables from fin. intermediation	3.1	3.5	4.1	17%
Income from Guaranteed Loans - Decree 1387/01	26.0	40.2	25.1	-38%
CER adjustment	35.2	78.3	58.5	-25%
CVS adjustment	0.6	0.7	0.7	0%
Difference in quoted prices of gold and foreign currency	808.1	827.6	653.1	-21%
Other	286.4	358.9	259.1	-28%
Financial expense	-4,021.5	-6,582.5	-8,842.7	34%
Interest on checking accounts	-0.5	-0.5	0.0	-100%
Interest on saving accounts	-41.1	-49.3	-68.2	38%
Interest on time deposits	-3,065.8	-5,137.2	-6,704.9	31%
Interest on interfinancing received loans	-2.9	-1.2	-7.0	483%
Interest on subordinated bonds	-81.0	-120.4	-136.2	13%
Other Interest	-3.4	-3.1	-2.6	-16%
Interests on other liabilities from fin. intermediation	-61.7	-91.7	-96.0	5%
CER adjustment	-4.3	-9.2	-4.6	-50%
Contribution to Deposit Guarantee Fund	-67.8	-151.0	-418.4	177%
Other	-693.0	-1,018.9	-1,404.8	38%
Net financial income	5,732.0	8,100.1	11,266.4	39%
Provision for loan losses	-540.0	-664.9	-877.1	32%

Fee income	3,426.3	4,655.8	6,115.4	31%
Fee expense	-917.8	-1,215.7	-1,714.8	41%
Net fee income	2,508.5	3,440.1	4,400.6	28%

Administrative expenses	-4,015.4	-5,498.9	-7,225.9	31%
Minority interest in subsidiaries	-18.2	-23.5	-35.4	51%
Net other income	109.5	88.8	-34.5	-139%
Earnings before income tax	3,776.5	5,441.7	7,494.1	38%
Income tax	-1,332.9	-1,962.2	-2,485.7	27%

Net income	2,443.6	3,479.5	5,008.4	44%

17

4Q15 Earnings Release

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	IV 14	I 15	II 15	III 15	IV 15
Profitability & performance
Net interest margin (1)	15.0%	20.8%	14.8%	16.8%	19.6%
Net interest margin adjusted (2)	16.0%	16.4%	15.8%	15.4%	15.4%
Net fee income ratio	34.2%	26.4%	33.7%	28.8%	25.2%
Efficiency ratio	57.5%	43.3%	54.5%	49.2%	40.4%
Net fee income as a percentage of adm expenses	59.4%	61.1%	61.7%	58.5%	62.3%
Return on average assets	3.1%	5.9%	4.0%	4.9%	8.0%
Return on average equity	20.1%	36.6%	25.8%	32.2%	51.6%
Liquidity
Loans as a percentage of total deposits	82.1%	83.8%	81.4%	83.0%	83.4%
Liquid assets as a percentage of total deposits	40.6%	39.5%	40.2%	38.2%	38.4%
Capital
Total equity as a percentage of total assets	15.3%	15.4%	14.5%	14.5%	15.1%
Regulatory capital as a percentage of risk weighted assets	24.0%	23.6%	22.4%	21.8%	20.8%
Asset Quality
Allowances over total loans	2.6%	2.6%	2.6%	2.4%	2.3%
Non-performing financing as a percentage of total financing	1.9%	1.9%	1.9%	1.8%	1.5%
Allowances as a percentage of non-performing financing	135.3%	131.9%	131.2%	129.9%	151.0%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	IV 14	I 15	II 15	III 15	IV 15
Profitability & performance
Net interest margin (1)	15.7%	20.8%	17.6%	17.3%	18.0%
Net interest margin adjusted (2)	14.9%	16.4%	16.1%	15.8%	15.7%
Net fee income ratio	29.8%	26.4%	29.8%	29.4%	28.1%
Efficiency ratio	47.7%	43.3%	48.5%	48.8%	46.1%
Net fee income as a percentage of adm expenses	62.6%	61.1%	61.4%	60.4%	60.9%
Return on average assets	5.1%	5.9%	4.9%	4.9%	5.8%
Return on average equity	33.4%	36.6%	31.1%	31.5%	37.2%
Liquidity
Loans as a percentage of total deposits	82.1%	83.8%	81.4%	83.0%	83.4%
Liquid assets as a percentage of total deposits	40.6%	39.5%	40.2%	38.2%	38.4%
Capital
Total equity as a percentage of total assets	15.3%	15.4%	14.5%	14.5%	15.1%
Regulatory capital as a percentage of risk weighted assets	24.0%	23.6%	22.4%	21.8%	20.8%
Asset Quality
Allowances over total loans	2.6%	2.6%	2.6%	2.4%	2.3%
Non-performing financing as a percentage of total financing	1.9%	1.9%	1.9%	1.8%	1.5%
Allowances as a percentage of non-performing financing	135.3%	131.9%	131.2%	129.9%	151.0%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities and guaranteed loans

18

4Q15 Earnings Release

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	2013	2014	2015
Profitability & performance
Net interest margin (1)	13.7%	15.7%	18.0%
Net interest margin adjusted (2)	13.9%	14.9%	15.7%
Net fee income ratio	30.4%	29.8%	28.1%
Efficiency ratio	48.7%	47.7%	46.1%
Net fee income as a percentage of adm expenses	62.5%	62.6%	60.9%
Return on average assets	4.6%	5.1%	5.8%
Return on average equity	33.3%	33.4%	37.2%
Liquidity
Loans as a percentage of total deposits	92.2%	82.1%	83.4%
Liquid assets as a percentage of total deposits	33.3%	40.6%	38.4%
Capital
Total equity as a percentage of total assets	14.6%	15.3%	15.1%
Regulatory capital as a percentage of risk weighted assets	25.3%	24.0%	20.8%
Asset Quality
Allowances over total loans	2.5%	2.6%	2.3%
Non-performing financing as a percentage of total financing	1.7%	1.9%	1.5%
Allowances as a percentage of non-performing financing	149.1%	135.3%	151.0%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government securities and guaranteed loans

19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 17, 2016

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director